Mail Stop 3561

      							October 17, 2005

Mr. Daniel Urrea
Chief Financial Officer
Nexicon, Inc.
400 Gold SW, Suite 1000
Albuquerque, NM  87102

	Re:	Nexicon, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed May 9, 2005

Forms 10-QSB for Fiscal Quarter Ended March 31, 2005 and June 30,
2005
		File No. 0-30244

Dear Mr. Urrea:

      We have reviewed your amendment and supplemental response letter dated September 15, 2005 as well as your filing and have the following comments. As noted in our comment letter dated June 14, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the Fiscal Quarters Ended June 20, 2005

(8)  Commitments, page 8
2004 Transactions, page 8

1. We note the 2004 Secured Convertible Debentures have a
conversion
provision that entitles the holder at any time, and from time to time, to convert all or any part of the principal plus accrued interest into your common stock, at a per share price equal to the lesser of an amount equal to (i) 120% of the quoted closing bid price of the stock on the date of the debenture, or (ii) 80% of the lowest
quoted closing bid price during the five trading days immediately preceding the conversion date. With regard to this provision, it appears that some or all of these notes may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-
19
since the debt is not convertible into a fixed number of shares. As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19.

Specifically, since the debentures can be converted into 80% of the lowest quoted closing bid price during the five trading days immediately preceding the conversion date, it appears that the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate (paragraph 20 of EITF 00-
19).
As a result, it appears that this conversion feature would result in liability classification under EITF 00-19. If true, you would be required to bifurcate the conversion feature from the debt host and account for this feature as a derivative liability with changes in fair value being recorded in the income statement. Please revise or advise in detail.




*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. We also remind you to submit all correspondence in response to our comments on EDGAR. In addition, you should make corresponding changes to the pending registration statement on Form SB-2 to the extent applicable. You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or
Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Daniel Urrea
Nexicon, Inc.
October 17, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE